
Reflect's Community Round
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Hello,

First, thank you for being a paying customer of Reflect. I have found it a pleasure building for such a great community.

Today we are announcing that Reflect is raising a community round. Up to this point the business has been bootstrapped, but new changes by the SEC (Reg CF) allow us to involve our community in the company's financial success.

We are accepting reservations into the round starting today. We are giving priority access to our customers before opening it up to the general public. **If you wish to make a reservation you can do so on our Wefunder page (https://wefunder.com/reflect).**

You can find the terms of the investment on the Wefunder page. Our fundraising strategy is quite unusual for a tech company in that we plan to grow prudently, profit sharing along the way.

For investors this means that we plan, once profitable, to issue a dividend. (See the FAQ on our Wefunder page for an example scenario of how this might play out in practice.)

From my perspective this is an interesting experiment in modern capitalism. I've seen so many (otherwise great) companies flame out because they took venture capital and grew unsustainably. Many of them would be around today if they hadn't taken on VC.

The truth is venture financing is for very few businesses - only the ones who have a legitimate shot at an IPO. But founders keep picking this option because they are enamored by the fundraising hype and tech press. And consumers suffer for it as they have to keep switching tools.

I would like Reflect to be a shining example of an alternative path. For both investors and for founders.

A community-round is the best of both worlds. It gives us the funds to expand without setting up the wrong incentive structure. And it gives the early adopters who supported us a piece in the upside.

Thank you,
Alex

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Alex MacCaw
Co-Founder of Reflect

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September 23, 2022

maccman 09/23/2022

I'm happy to announce we are now ready to accept reservations into Reflect's community round. We are first giving access to our a-listers, then our customers, before finally opening it up to the public.

If you wish to make a reservation you can do so on our Wefunder page (https://wefunder.com/reflect).

You should feel no pressure to invest. Investors won't get preferential treatment or be able to direct our roadmap. We will always try to build the best product and give the best support to any one of our customers.

You can find the terms of the investment on the Wefunder page. Our fundraising strategy is quite unusual for a tech company in that we plan to grow prudently, profit sharing along the way. In this regard we have been greatly inspired by ConvertKit's example (https://twitter.com/nathanbarry/status/1491429183977050114).

For investors this means that we plan, once profitable, to issue a dividend. (See the FAQ on our Wefunder page for an example scenario of how this might play out in practice.)

From my perspective this is an interesting experiment in modern capitalism. I've seen so many (otherwise great) companies flame out because they took venture capital and grew unsustainably. Many of them would be around today if they hadn't taken on VC.

The truth is venture financing is for very few businesses - only the ones who have a legitimate shot at an IPO. But founders keep picking this option because they are enamored by the fundraising hype and tech press. And consumers suffer for it as they have to keep switching tools.

I would like Reflect to be a shining example of an alternative path. For both investors and for founders.

A community-round is the best of both worlds. It gives us the funds to expand without setting up the wrong incentive structure. And it gives the early adopters who supported us a piece in the upside.

❤️ 3

And now, on a more personal note, I want to talk about what Reflect and this community means to me.

When I left my last company, Clearbit, I was in a low place. Over the years I had scaled headcount to a hundred people and built a big business, but as the company grew my role had changed. I was spending my day "managing" rather than building. It wasn't giving me energy. So I had decided to find another CEO to replace me.

I wondered if I could still code... it had been that long. But I knew I had to get back to building. For my own sanity.

I picked Reflect because it was at the intersection of my passions: writing, design, and programming. I started coding... and coding... and coding. Over the last few years I feel like I poured a piece of my soul into this app. But it has been so rewarding.

Along the way I found some great co-founders, two incredible engineers. I'm so proud of what the Reflect team has accomplished. And this is just the start.

The most surprising thing of all has been this community. It has meant a lot to me seeing all your messages. Your input has been instrumental to improving Reflect. Your support has lifted us up during the lows. And your passion is intoxicating. It is a pleasure to be building something for you.

This community-round marks a phase change for Reflect, from a passion project to a formal business. I'm so excited for what we have in store for you in the coming years.

Thank you! Alex

See here for important legal disclosures (https://help.wefunder.com/testing-the-waters-legal-disclosure) (edited)

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit



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